[Letterhead of Overstock.com, Inc.]

July 9, 2010

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Re:                               Overstock.com, Inc.
Registration Statement on Form S-1
Filed May 14, 2010
File No. 333-166871
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 9, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Filed May 4, 2010
File No. 000-49799

Dear Mr. Owings:

Set forth below are the responses of Overstock.com, Inc. (the “Company,” “we” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 11, 2010, with respect to the Company’s Form S-1 initially filed with the Commission on May 14, 2010, File No. 333-166871 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  For your convenience, we are also sending you by Federal Express a copy of Amendment No. 1 marked to show all changes to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  Also for each response relating to the Registration Statement, all references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

1

Registration Statement on Form S-1

General

1.                                      We note your statement on the cover pages that “this prospectus is part of a Registration Statement on Form S-1 filed with the SEC to register these shares, regardless of whether or not you accept the Rescission Offer.”  Please provide a complete discussion on how the unregistered securities will become registered.

In response to the Staff’s comment, we advise you that although we are not aware of any definitive authority governing this matter, we believe that our approach is consistent with the approach taken by numerous other issuers in similar circumstances in filings with the Commission.  Following are examples of the same approach taken by other issuers:

Chevron:  “This prospectus is part of a Registration Statement on Form S-3 filed with the SEC to register these shares, regardless of whether or not you accept the Rescission Offer.”  (Amendment No. 2 to Form S-3 filed December 15, 2009; Registration No. 333-162682)

Dell:  “This prospectus is part of a Registration Statement on Form S-1 filed with the SEC to register these shares, regardless of whether or not you accept the Rescission Offer.” (Amendment No. 2 to Form S-1 filed on August 8, 2008; Registration No. 333-151463)

Costco:  “The shares of Costco Wholesale common stock which are the subject of this Rescission Offer have now been registered under the Securities Act of 1933 by virtue of the registration statement of which this prospectus is a part.”  (Prospectus filed on August 29, 2005 pursuant to Rule 424(b)(3); Registration No. 333-125637)

Ryder System Inc.:  “These shares have now been registered by means of a Registration Statement on Form S-3 of which this prospectus forms a part. Accordingly, whether or not you accept the Rescission Offer, shares of our common stock subject to the Rescission Offer will be properly registered under the Securities Act, effective as of the date of this prospectus.”  (Form S-3 filed June 1, 2006; Registration No. 333-134627)

FlowServe Corp.:  “If you fail to accept the Rescission Offer, your 401(k) account will retain ownership of the Units in accordance with the terms of the 401(k) Plan, and it will not be credited with any payment amount for those securities in connection with the Rescission Offer.  The shares underlying the Units will be registered and fully tradeable under the Securities Act of 1933, unless you are an affiliate of Flowserve within the meaning of Rule 144 or Rule 145, as the case may be.”  (Prospectus filed on December 6, 2006 pursuant to Rule 424(b)(3); Registration No. 333-138587)

Applica:  “The shares of our common stock included in the Units and subject to the Rescission Offer may not have been registered under the Securities Act of 1933, as amended, which we refer to as the Securities Act, in a timely manner. These shares have now been registered by means of the Registration Statement on Form S-3 of which this prospectus forms a part. Accordingly, whether or not you accept this Rescission Offer, shares of our common stock that you may own are now properly registered under the Securities Act effective as of the date of this prospectus.”  (Prospectus filed on September 22, 2006 pursuant to Rule 424(b)(3); Registration No. 333- 136754)

Based on the precedents filed with the Commission, we believe that this approach is reasonable and appropriate. Analytically, we believe that the Staff’s position is that a rescission offer is deemed to constitute a new offer to sell the security that is the subject of the rescission offer, and consequently the new offer can and, absent an applicable exemption, is required to be registered. With your concurrence, we will include the following additional disclosure on the cover page of the prospectus:

“The Staff of the SEC takes the position that an offer to rescind a sale of securities constitutes a new offer to sell the securities. Consequently, absent an applicable exemption, the new offer is subject to the registration provisions of the Securities Act.”

2.                                      Please describe in an appropriate place in your filing whether there will be any restrictions on the future transfer of shares not tendered to you in this rescission offering.

In response to the Staff’s comment, we advise you that we do not believe that there will be any restrictions on the future transfer of shares not tendered to us in the Rescission Offer, other than customary blackout periods imposed by the Company.  We believe that this is consistent with the Staff’s approach set forth in Question 529.03 of the Staff’s Compliance and Disclosure Interpretations regarding the Securities Act rules.  Question 529.03 provides:

529.03 Securities were inadvertently sold to a company’s employees under a “stale” Form S-8 registration statement. For purposes of resale by the purchasing employees, the securities would be treated as if they were unrestricted so as not to penalize innocent purchasers under the “stale” Form S-8. [Jan. 26, 2009]

In further response to the Staff’s comment, we have included the following disclosure on page 6:

Q:           Will there be any restrictions on the future transfer of my shares if I do not accept the Rescission Offer?

A:            The shares of common stock which are the subject of this Rescission Offer have now been registered under the Securities Act of 1933 by virtue of the registration statement of which this prospectus is a part. We believe that these shares are transferable by plan participants in the ordinary course, subject to restrictions on trading that may be applicable from time to time (as in the case of the Company’s customary “blackout” periods).

Effect of the Rescission Offer, page 11

3.                                      Please disclose any risks that a shareholder assumes if he or she fails to accept the rescission offer.

In response to the Staff’s comment we have included the requested disclosure on page 14, as the last paragraph under “Effect of the Rescission Offer”.

Questions and Answers About the Rescission Offer, page 3

4.                                      Consider including a brief discussion of the material federal income tax consequences in this section.

In response to the Staff’s comment we have included the requested disclosure beginning on page 7 under a new question titled: “What are the tax consequences if I accept the Rescission Offer?”.

Q: Why are you making the Rescission Offer?, page 3

5.                                      We note that the rescission offer only covers 65,465 shares issued through the Overstock.com Stock Fund between July 1, 2008 and June 30, 2009.  However, on page 19 you state that between August 16, 2006 and June 17, 2009 you issued 203,737 more shares than you registered for issuance.  Please revise this section and your “Effect of the Rescission Offer” section to clarify why this rescission offer only covers 65,456 shares issued between July 1, 2008 and June 30, 2009 instead of the 203,737 shares issued through the Stock Fund from August 16, 2006 to June 17, 2009.

In response to the Staff’s comment we have included the requested disclosure on page 3 as part of the response to the first question, with similar additional disclosure on page 13 under the subheading “Background and Reasons for the Rescission Offer”.

6.                                      Please revise this section to describe any pertinent state rescission offer statutes, with an explanation of any time periods, and the extent to which the offer limits or does not limit the offeree’s right to sue under state law. We note your risk factor disclosure on page nine regarding federal and state laws regarding rescission offers.

In response to the Staff’s comment we have included the requested disclosure beginning on page 3 as part of the response to the first question, with similar additional disclosure on page 11 under the caption “The Rescission Offer may terminate any right you may have to rescind your acquisition of Shares under state law”.

Q: What interest rate will be used in calculating any amounts owed to me?, page 5

7.                                      Please disclose in this section and in any other appropriate section of your registration statement how you selected the annual interest rate of 12%.

In response to the Staff’s comment we have included the requested disclosure on page 5 as part of the answer to the question “What interest rate will be used in calculating any amounts owed to me?” and on page 14 in the first paragraph under “Terms of the Rescission Offer”.

Q: What is the effect of the Rescission Offer on my ability to assert claims?, page 6

8.                                      We note your statement that “[t]he staff of the SEC takes the position that a person’s federal right of rescission may survive a rescission offer.”  Please revise to state that the SEC’s staff takes the position that a rescission offer does not alter a person’s remedies under the Securities Act.  This comment also applies to the similar disclosure that appears on pages nine and 11.

In response to the Staff’s comment we have revised the disclosures as requested on page 6 as part of the answer to the question “What is the effect of the Rescission Offer on my ability to assert claims?”, on page 10 in the first paragraph under the risk factor “Your right of rescission, if any, under federal and state law may not survive if you affirmatively reject or fail to accept the Rescission Offer” and page 13 in the second paragraph under “Effect of the Rescission Offer”.

Q: Will the Rescission Offer affect my ability to direct transactions in my account?

9.                                      Please revise this section and your “Notice of Blackout Period” section located on page 15 to indicate why the blackout period may differ, if at all, between a party that accepts the offer and one that rejects the offer.

In response to the Staff’s comment we have included the requested disclosure on page 6 under the new question “Will the blackout period be longer if I accept the Rescission Offer?” and beginning on page 17 under “Notice of Blackout Period”.

Risk Factors, page 9

10.                               Please include a risk factor that explains that security holders who do not accept the rescission offer may exercise their legal rights under Section 12 throughout the remaining statutory period, even after the end of the rescission offer or tell us why you do not believe that this is a material risk.

In response to the Staff’s comment we have included the requested disclosure on page 11 under the new risk factor “Holders who do not accept the Rescission Offer may exercise their legal rights even after the end of the Rescission offer”.

The Rescission Offer may not bar claims relating to our issuance of shares…, page 9

11.                               You state that “[i]f a person accepts the Rescission Offer, [you] believe [y]our potential liability to that person will be eliminated.”  Please revise to disclose the basis for your belief and if you are referring to remedies under state law, federal law or both.

In response to the Staff’s comment, we have revised the sentence on page 10 “If a person accepts the Rescission Offer, we believe our potential liability to that person will be eliminated” to read as follows:

“If a person accepts the Rescission Offer, but subsequently asserts a claim against us for an additional remedy, we would expect to assert that the person’s acceptance of the Rescission Offer eliminated any liability we might have had to that person under section 12 of the Securities Act.  We do not believe that the original issuance of the Shares violated the registration requirements of any state securities laws.”

12.                               You state that if the Rescission Offer is rejected you may continue to be contingently liable for rescission or damages.  Please revise to disclose if you are referring to state law, federal law or both.

In response to the Staff’s comment, we have revised the sentence you reference on page 10 to disclose that we are referring to federal law.

The Rescission Offer, page 10

Background and Reasons for the Rescission Offer, page 10

13.                               We note your statement on page 11 that “[i]n late June 2009 we discovered that investments in the Overstock.com Stock Fund under the Plan exceeded the number of shares we had registered on Form S-8.”  Please state by how much you exceeded the number of shares you registered on Form S-8 and when you first exceeded that amount of shares registered and how you discovered that you exceeded the number of shares registered.  Also, please explicitly state in this section whether this is a complete rescission offer or only a partial offering and please discuss the effect, if any, if all of the shares you are registering are tendered to you or if only some of the shares are tendered to you.

In response to the Staff’s comment, we have included the requested disclosures on pages 12 and 13 under “Background and Reasons for the Rescission Offer”.

Effect of the Rescission Offer, page 11

14.                               Please disclose any risks that a shareholder assumes if he or she fails to accept the rescission offer.

In response to the Staff’s comment, we have included the requested disclosure on page 14 as the last paragraph under “Effect of the Rescission Offer”.

15.                               We note that you do not address the anti-fraud provisions of federal securities laws or rights under state securities laws, common law or equity.  Please discuss the effect that acceptance or rejection of the rescission offer will have on shareholders rights under the anti-fraud provision of the applicable federal securities laws or under common law or equity.

In response to the Staff’s comment, we have included the requested disclosure on page 13 in the third paragraph under “Effect of the Rescission Offer”.

Incorporation of Certain Documents by Reference, page 17

16.                               Please give the Commission file number for each document you incorporate by reference.  Refer to Rule 411(d) of the Securities Act.

In response to the Staff’s comment, we have included the Commission file number for each document incorporated by reference on page 19 under “Incorporation of Certain Documents by Reference”.

Item 17. Undertakings, page 23

17.                               Please provide the undertaking provided under Item 512(a)(6) of Regulation S-K.

In response to the Staff’s comment, we have included the undertaking provided under Item 512(a)(6) of Regulation S-K on page II-6.

Exhibits 5.1

18.                               We note that the opinion expands the usual statement whereby counsel does not admit to being an expert as defined in Section 7 of the Securities Act of 1933.  Please have counsel revise the legal opinion to state that counsel does not admit that they come within the category of a person whose consent is required under Section 7 of the Securities Act of 1933.

In response to your comment, we have filed a revised exhibit 5 legal opinion as requested.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition…, page 52

Executive Commentary, page 60

19.                               Please expand this section, and the corresponding sections in your quarterly reports on Form 10-Q, to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your  liquidity decreasing or increasing in any material way.  See Item 303 of Regulation S-K and Release No. 33-8350.  Please address the following examples, but realize that these are examples only and not an exhaustive list of revisions you should make:

In preparing the Executive Commentary we considered the requirements of Item 303 of Regulation S-K and Release No. 33-8350 specifically regarding the inclusion of trends, demands, commitments, events, or uncertainties and specific guidance on disclosures about liquidity, capital resources, and critical accounting estimates.

We believe that we have met the disclosure requirements in our 2009 10-K and March 31, 2010 10-Q filings.  In the Executive Commentary we addressed the material key points that we deem material as follows:

•                  Revenue

•                  Recent revenue growth trends

•                  Historical trend from direct business to fulfillment partner business

•                  Attracting and converting customers to buyers through more effective marketing and pricing initiatives

•                  Gross profit and gross margin

•                  Pricing initiatives are creating pressure on gross margins offset in part through supply chain initiatives

•                  Expense management

•                  Marketing expense as a percent of revenue was the lowest it has been in our history through effective advertising campaigns and maintained a disciplined approach to marketing expenditures.

•                  Liquidity

•                  Liquidity has improved through operating activities while working capital increased and cash was used for capital expenditures and retirement of long-term debt.

The specific disclosure we included in the 2009 10-K on pages 60 and 61 under the heading “Executive Commentary” is below:

“Revenue grew 27% in the fourth quarter of 2009 and 6% for the full year of 2009, compared to the same periods of 2008, in spite of the weakness in the overall US economy. Our business model continues to mature. Through expanding the number of partners we work with, and the number of categories and products we offer on our Website, the fulfillment partner business now generates over 80% of our revenue. Our direct business, which accounted for over 40% of total revenues in 2005, has contributed a consistently smaller percentage of total revenues over the last five years as our emphasis has shifted to the fulfillment partner business. In 2009, the direct business generated 17% of total revenue.

We have marketing and pricing initiatives that are attracting shoppers to our Website. While pricing initiatives create pressure on gross profit, we have been able to offset part of this pressure on gross profit through strong revenue growth and supply chain efficiencies. Marketing expense as a percent of revenue was the lowest it has been in our history. We believe that we have used relatively effective advertising campaigns and maintained a disciplined approach to marketing expenditures. As a result of increased gross profit and controlled spending on advertising, we saw a 26% growth in 2009 contribution (which is gross profit less marketing expense), while our operating expenses increased by only 2%. This operating leverage helped result in our first profitable year. Net income for the year was $7.7 million, or $0.33 per share on a diluted basis.

These operational results improved our liquidity position this year as well. Net cash provided by operating activities was $46.1 million, we returned to positive book value, and our working capital increased by $9.5 million from year end last year despite our use of nearly $11.8 million for capital expenditures and the retirement of long-term debt.”

We also disclosed trends elsewhere in MD&A; for example, we quantified the percentage of revenue from the direct and fulfillment partner business on page 61 under “Results of Operations.”

Management has reviewed release 33-8350 again in connection with this letter, and is not aware of any material trend, demand, commitment, event or uncertainty that was not disclosed in the 10-K or 10-Q as required.

•                                          We note your statement that your direct business is contributing a consistently smaller percentage of your total revenues.  We also note that your fulfillment partner business has consistently contributed more to your total revenue.  Please discuss if you expect the revenue generated by your direct business to continue to decrease and if you expect that your fulfillment partner business will continue to contribute more to your total revenue.  Also, please discuss how the focus on your fulfillment partner business has contributed to your posting your first annual profit and discuss any other factors that you believe lead to your first annual profit.

Direct vs. fulfillment partner business. The shift of business from Direct to Fulfillment Partner (or vice versa) is an economic decision based on the economics of each particular product offering at the time and we do not have particular goals for “appropriate” mix or percentages for the size of either.  At the present time, we believe the mix of the business between Direct and Fulfillment Partner is consistent with our strategic objectives for our business model in the current economic environment and we do not currently foresee any material shifts in mix.

The specific disclosure we included in the 2009 10-K on page 62 under the heading “Revenue” is below:

“Total net revenue increased 6% from $829.9 million for the year ended December 31, 2008, to $876.8 million for the year ended December 31, 2009.

Direct revenue decreased 13% from $173.7 million in 2008 to $150.9 million in 2009, and fulfillment partner revenue increased 11% from $656.2 million to $725.9 million.

Total net revenue increased 27% from $253.8 million for the three month period ended December 31, 2008 to $322.4 million for the three month period ended December 31, 2009.  Direct revenue increased 14% from $48.2 million to $55.1 million. Fulfillment partner revenue increased 30% from $205.6 million to $267.3 million for the three month period ended December 31, 2009.”

In further response to the Staff’s comments, for additional clarity in future filings we propose to include the following additional disclosure:

“The shift of business from Direct to Fulfillment Partner (or vice versa) is an economic decision based on the economics of each particular product offering at the time and we do not have particular goals for “appropriate” mix or percentages for the size of either. We believe that the mix of the business between Direct and Fulfillment Partner is consistent with our strategic objectives for our business model in the current economic environment and we do not currently foresee any material shifts in mix.”

Factors to profitability.  The key factors that lead to profitability in 2009 were 1) strong revenue growth, particularly in the fourth quarter, 2) supply chain efficiency gains, and 3) disciplined expense management, particularly of marketing expenditures. Both the direct and fulfillment partner business contributed to these three points. Thus, we believed it was immaterial to disclose these as a separate point for each business segment.  We disclosed each of these three key points in the MD&A of the 2009 10-K as follows:

Page 62 under the heading “Revenue”:

“Total net revenue increased 6% from $829.9 million for the year ended December 31, 2008, to $876.8 million for the year ended December 31, 2009.

Direct revenue decreased 13% from $173.7 million in 2008 to $150.9 million in 2009, and fulfillment partner revenue increased 11% from $656.2 million to $725.9 million.

Total net revenue increased 27% from $253.8 million for the three month period ended December 31, 2008 to $322.4 million for the three month period ended December 31, 2009.  Direct revenue increased 14% from $48.2 million to $55.1 million. Fulfillment partner revenue increased 30% from $205.6 million to $267.3 million for the three month period ended December 31, 2009.”

Page 62 under the heading “Gross profit”:

“The 140 basis point improvement for the year ended December 31, 2009 was primarily due to the implementation of process improvements to our supply chain, particularly in returns, and in our customer service organization during the year, and lower return rates and net returns-related costs.....”

Page 60 under the heading “Executive Commentary”:

“…… Marketing expense as a percent of revenue was the lowest it has been in our history. We believe that we have used relatively effective advertising campaigns and maintained a disciplined approach to marketing expenditures……”

•                                          In the first full risk factor on page 21 you state that seasonality of your business places increased strain on your operations.  In particular, you state that in the past you have been required to take significant inventory markdowns or write-offs.  Please discuss how past mark-downs has affected your revenues and profit and what actions you have taken to mitigate the impact of seasonality on your operations going forward.

Seasonality and markdowns.  In the seasonality risk factor listed on page 21, we discuss significant inventory markdowns we have taken in the past.  The Company experienced significant mark downs in 2006 resulting from heavy Q3 and Q4 2005 inventory purchases.  As this historical issue is approximately four to five years old and we did not experience any unusual markdowns during 2008 and 2009 and have not thus far in 2010, we did not believe that such a disclosure would be relevant or material. However, in response to the Staff’s comment, we confirm that if we experience material mark down exposure in the future, we will include appropriate disclosure in our Executive Commentary.

•                                          You also indicate that you are involved in substantial litigation, including but not limited to the prime broker litigation.  Please discuss how your involvement in these matters has affected, if at all, management’s ability to focus on the day to day operations of the business.

Involvement in substantial litigation.  Our most significant legal matters, including the prime broker litigation, are handled by outside counsel, under direction of the Company’s in-house legal team which reports to the Company’s president.  The majority of tasks associated with legal matters are performed by outside counsel.  While management receives reports, provides guidance, and is generally aware of the activity occurring in these legal matters, they do not affect management’s ability to focus on the Company’s day-to-day operations. Accordingly, we do not believe a discussion of this in our Executive Commentary is warranted.

Results of Operations, page 61

Gross Profit, page 62

20.                               Please discuss the underlying reasons for the changes in your Gross Margin, Direct Gross Profit, and Fulfillment Partner Gross Profit.

The material underlying reasons for the changes in our Gross Margin are discussed in the 2009 10-K on page 62 under the heading “Gross profit” as shown below:

“The 140 basis point improvement for the year ended December 31, 2009 was primarily due to the implementation of process improvements to our supply chain, particularly in returns, and in our customer service organization during the year, and lower return rates and net returns-related costs.  These improvements were offset somewhat by an initiative we implemented in the second half of the year to lower prices on many of the products we sold on our Website. Our BMMG and Computers & Electronics categories accounted for a smaller percentage of our revenues compared to last year. These products typically generate lower gross profits compared to more profitable categories such as Home and Garden. As a result, our overall gross margin benefited from the shift in sales mix away from our BMMG and Computers & Electronics categories. The other factors described above did not have a significant impact on the change in gross profit.”

We also concluded that the factors disclosed in the above paragraph were also the key contributors to changes in Direct and Fulfillment partner gross margin.  The only other key factor relevant to the discussion of Direct and Fulfillment gross profit was the absolute dollar change of Direct and Fulfillment partner gross profit, which was the result of changes in revenue that was disclosed on page 62 under the heading “Revenue”.

“Direct revenue decreased 13% from $173.7 million in 2008 to $150.9 million in 2009, and fulfillment partner revenue increased 11% from $656.2 million to $725.9 million.”

21.                               We note your statement that “[t]he other factors described above did not have a significant impact on the change in gross profit.” Please tell us what “other factors” you are referring to in this instance.

In response to your comment, we advise you that we were referring to the opening paragraph of the Gross profit section of MD&A on page 62 that currently reads as follows:

“Our overall gross margins fluctuate based on several factors, including our sales volume mix between our direct business and fulfillment partner business; changes in vendor and/or customer pricing, including competitive pricing, and inventory management decisions within the direct business; sales coupons and promotions; product mix of sales; operational and fulfillment costs.”

In the Company’s December 4, 2009 response to item 6 of the November 3, 2009 SEC Division of Corporation Finance comment letter, we agreed to the following disclosure:

“Generally, our overall gross margins fluctuate based primarily on several factors, including our sales volume mix between our direct business and fulfillment partner business; changes in vendor and / or customer pricing, including competitive pricing, and inventory management decisions within the direct business; sales coupons and promotions; product mix of sales; operational and fulfillment costs.

Gross margin increased 210 basis points, from 17.2% in the three months ended September 30, 2008 to 19.3% in the three months ended September 2009, and gross profit was $32.1 million and $37.7 million, respectively, a 17% increase. For the nine month periods ended September 30, gross margin increased from 17.2% in 2008 to 19.9% in 2009, an increase of 270 basis points, and gross profit increased from $99.3 million to $111.3 million, respectively, a 12% increase.

The 210 basis point improvement for the three month period ended September 30, 2009 was primarily the result of supply chain efficiencies that we have initiated throughout the year and improvements in customer service practices. The other factors described above had no significant impact on the change in gross profit and gross margin.” [Italics added]

In response to the Staff’s comment, we propose to clarify our disclosure in future filings as follows:

“The other factors described above, such as inventory management decisions within the direct business, sales coupons and promotions, and operational and fulfillment costs, did not have a significant impact on the change in gross profit.”

22.                               Please briefly discuss why you elected to forgive a substantial portion of amounts due from your fulfillment partners for underbillings that occurred in 2007 and 2008.

In response to the Staff’s comment, we advise the Staff that all of the 2007 amounts due from partners were forgiven and only $375,000 of the $2.7 million from the 2008 amounts was forgiven.  The main considerations for the forgiveness were twofold. First, our business model is reliant on our fulfillment partners continuing to offer and sell goods on our website. We were very concerned about preserving the relationship with our fulfillment partners and given that the problem related to an internal record keeping issue on our part, we chose to forgive such amounts. The second consideration was the negotiations needed with fulfillment partners due to the amount of time that had passed. Some of these fees and charges were a year to two years old, and as such we didn’t feel it was appropriate to try and recover these amounts, particularly those from 2007. These factors were discussed on pages 2-3 of Exhibit A — Complete Partner Under Billings and Overpayment Background, Discussion and Conclusion Memo of our response dated December 4, 2009 to the SEC Comment Letter dated November 3, 2009, and we provide a portion of that content for your review here as well.

“In the original correspondence, we agreed not to pursue collection of all 2007 under billing amounts if they would negotiate with us for the under billing amounts related to 2008. We also offered to deduct these amounts from our remittances to partners from the future sales of their products on the Overstock.com website, thereby reducing our cost of goods sold related to future sales…”

“Since it was our responsibility to create the billing statements, provide the supporting documentation for returns deductions, and then to take the deductions from the payments to partners, we had great concerns in approaching our fulfillment partners regarding this issue.  Also, in the majority of cases, returned product is received directly back at our warehouse facilities, and therefore fulfillment partners are not aware that a return has occurred unless a related return deduction appears on their billing statement. In addition, we knew that any attempt to collect amounts would negatively impact our long-term relationship with our partner suppliers.”

“The negotiations with the 1,198 fulfillment partners took substantial time and effort, and initial reactions ranged from absolute refusals to allow us to recover the under billings via pricing adjustments, to more moderate negotiating positions. In each case, we were balancing our desire to recover the economic benefit associated with the under billings with our desire to maintain the relationship with the fulfillment partners, and we were willing to make additional concessions to some of our larger partners. These negotiations were all in good faith, and with the understanding that whatever amounts we did receive would only be realized in the future through pricing concessions on sales of additional product from each respective partner on our website.”

“For a majority of fulfillment partners, we agreed to not pursue collection of a portion of the 2008 under billings, and agreed to make no attempt to collect any of the 2007 under billings... We continued to renegotiate with our fulfillment partners and give concessions to previously negotiated recovery amounts as needed. For example, even after initially negotiating with our fulfillment partners to recover all of the 2008 net under billings, either through direct contact with our fulfillment partners or through our preliminary terms offered in our original email notification, we further conceded approximately $375,000 to over 90 fulfillment partners as the original settlement proved to be too onerous for them.”

We also make reference to the following disclosure in the 2009 Form 10-K from page 62-63, Management’s Discussion and Analysis of Financial Condition and Results of Operation, Gross Profit:

“During 2008, we discovered that we had underbilled our fulfillment partners for certain fees and charges related to returns during the years ended December 31, 2007 and 2008, due to a systems issue. Of the total $5.5 million underbilling, $2.8 million related to the year ended December 31, 2007 and $2.7 million related to the year ended December 31, 2008.”

“We contacted the affected fulfillment partners and in our negotiations with them over several months, we agreed to forgive the $2.8 million related to the 2007 amounts and to seek to recover the $2.7 million related to 2008 over time from our future sales of the fulfillment partners’ products during the remainder of 2008 and 2009. As a result of the negotiations we later agreed to forgive an additional $375,000. We recovered a total of $2.3 million through December 31, 2009, including $1.8 million during the three months ended December 31, 2008 and $615,000 during the year ended December 31, 2009. We have recorded the amounts recovered related to 2008 in the period that they originated.”

We believe that these two paragraphs adequately disclose the process of negotiations we went through with our fulfillment partners that are the reason for the outcome detailed above.

Operating expenses, page 64

23.                               Please revise to quantify by how much the compensation expense offset some of the improvement in lower advertising costs.

In response to the Staff’s comment, we propose to clarify future filings by adding the underlined language as shown below as follows “Sales and marketing expenses totaled $55.7 million and $55.5 million for the years ended December 31, 2008 and 2009, respectively, representing 6.9% and 6.3% of total net revenue for those respective periods. The decrease in sales and marketing costs was primarily due to more effective marketing spending. We were able to generate more revenue per dollar of advertising spent in 2009, particularly with online marketing campaigns. A $1.8 million increase in compensation expense offset some of the improvement in lower advertising costs.”

Liquidity and Capital Resources, page 71

Borrowings, page 75

24.                               With response to your outstanding 3.75% Convertible Senior Notes, please discuss whether you plan to redeem them or what your plans are in light of their maturity date of December 1, 2011.  Discuss how you intend to fund any redemption or otherwise pay off the remaining amount when they come due.

In response to the Staff’s comment, we advise you that we are evaluating alternatives regarding our outstanding 3.75% Convertible Senior Notes. At present we do not have any plan to redeem the outstanding Senior Notes in accordance with their redemption provisions.  As disclosed on page 74 of our 2009 Form 10-K in the section titled, “Stock and Debt Repurchase Program”, on January 14, 2008 our board of directors authorized the expenditure of up to $20 million through December 31, 2009 to repurchase common stock and/or our convertible notes in open market purchases, and on February 17, 2009 authorized the expenditure of up to an additional $20 million to be used to repurchase our senior notes in open market purchases.  As disclosed in the same section, we retired $9.5 million of our senior notes during the year ended December 31, 2008, and $7.4 million during the year ended December 31, 2009. As of March 31, 2010, we had used $4.7 million of the $20 million authorized on February 17, 2009.

We may attempt to acquire additional Senior Notes in future open market purchases. We may also attempt to negotiate a refinancing directly with some or all of the holders of the outstanding Senior Notes. These options may be funded by cash from operations or by a future financing transaction or a combination of both. To the extent the Senior Notes remain outstanding at maturity, we intend to pay them at maturity either with proceeds from operations or from financing activities.

In further response to the Staff’s comment, we propose to add the following disclosure in future filings:

“At present we do not have any plan to redeem the outstanding Senior Notes in accordance with their redemption provisions, but we may acquire additional Senior Notes in future open market purchases. To the extent the Senior Notes remain outstanding at maturity, we intend to pay them at maturity either with proceeds from operations or from financing activities.”

Redeemable Common Stock, page 74

25.                               You state that “[b]ased on the closing price of Overstock common stock of $13.56 at December 31, 2009, we anticipate that of the $744,000 of affected stock outstanding as of December 31, 2009, it would be uneconomical for participants to attempt to rescind their acquisitions of more than $163,000 of the stock.”  Please discuss in greater detail the basis for your belief and, in particular, why the December 31, 2009 closing price makes it uneconomical for the rescission of more than $163,000 of the stock.  We note similar disclosure in your Form 10-Q for the fiscal quarter ended March 31, 2010.

In response to the Staff’s comment, we advise the Staff that the $163,000 represents the dollar amount of common stock that was acquired by participants at a per share price greater than $13.56 per share, which was the closing price on December 31, 2009.  As noted in the Staff’s comment, we updated that disclosure in our March 31, 2010 Form 10-Q as follows:

“Based on the closing price of Overstock common stock of $16.23 at March 31, 2010, the Company anticipates that of the $758,000 of affected stock outstanding as of March 31, 2010, it would be uneconomical for participants to attempt to rescind their acquisitions of more than $115,000 of the stock.”

These disclosures were intended to quantify for investors our maximum estimated liability at then-recent market prices.  The actual amount that holders may ultimately find it economically beneficial to rescind will depend on the market price of the stock on the date we close the rescission offer we intend to make.

In further response to the Staff’s comment, we propose to modify our disclosure in future filings to provide a range of hypothetical prices and the resulting potential exposures, and clarify that the actual amount that holders may ultimately find it economically beneficial to rescind will depend on the market price of the stock on the date we close the rescission offer we intend to make.

Item 9A. Controls and Procedures, page 80

(b) Disclosure Controls and Procedures, page 81

26.                               We note your disclosure that your disclosure controls and procedures have been designed to ensure that the information required to be disclosed in reports filed or submitted under the Exchange Act, are “[r]ecorded, processed, summarized and reported within the specified time periods specified by the Commission’s rules and forms.”  In future filings please include the entire definition provided in Exchange Act Rule 13a-15(e) of disclosure controls and procedures or omit the definition in its entirety.  As such, please tell us, if true, that your disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

In response to the Staff’s comment, in future filings we will include the entire definition provided in Exchange Act Rule 13a-15(e) of disclosure controls and procedures or we will omit the definition in its entirety.

In further response to the Staff’s comment, we advise the Staff that our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that we file and submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and our chief financial officer, to allow timely decisions regarding required disclosure.

27.                               You state that your disclosure controls and procedures were not effective as of December 31, 2009 “due to the material weaknesses described below.” Please confirm if this statement is a reference to your description of the weaknesses in your internal controls over financial reporting.  If this statement was not a reference to your disclosure regarding the weaknesses in your internal controls over financial reporting, please describe the material weaknesses in your disclosure controls and procedures as of December 31, 2009 and the steps you are taking to correct the weaknesses.

In response to the Staff’s comment, we advise the Staff that the reference “due to the material weaknesses described below” in Disclosure Controls and Procedures on page 81 is a reference to our description of the weaknesses in our internal controls over financial reporting noted in Management’s Report on Internal Control over Financial Reporting and not a reference to additional material weaknesses in our disclosure controls and procedures.

Notes to Consolidated Financial Statements, page F-8

Note 2.  Accounting Policies, page F-8

Sales Returns Allowance, page F-16

28.                               We note your allowance for sales returns has been consistently decreasing on quarterly basis since at least the fourth quarter of 2008.  Please address the following:

•                                    Please show us your initial estimate of the allowance for sales returns compared to your actual sales return experience on a quarterly basis for the past twelve fiscal quarters ended March 31, 2010.

In Exhibit 1, we provide our initial estimate of sales returns (amounts charged to our statement of operations) and our actual sales returns recorded by quarter. Due to the time lag between sale and return, comparing the actual to accrual basis return amounts by quarter can be confusing, particularly for returns from Q4 holiday sales that come back primarily in January of Q1. To improve comparability and provide trend analysis, we also present the amounts as a percentage of both current period and trailing twelve month (“TTM”) revenues.

As shown in Exhibit 1 our actual returns and estimated returns on an aggregate basis for the periods presented are quite close, within 0.5% of each other. On a quarterly basis, our actual returns and estimated returns as a percentage of TTM revenues, generally follow similar trends, and reflect the progress we have made over time reducing returns (described in further detail below).

We also included our ending sales return allowance amount for each quarter. Please note that as returns typically come back largely by the end of the month following sale, the quarter-end sales returns allowance balance is not representative of a full quarter’s returns – it is much more closely related to the amount of returns expected from sales in month 3 of the quarter and to a lesser extent month 2 of the quarter (as explained in more detail in our responses below).

The following table compares quarter over quarter decreases from Q1 2008 to Q1 2010 and shows that our returns have decreased on a quarterly basis from Q4 2008 to the present time.

Additionally, on a TTM basis, actual returns as a percentage of revenues decreased from 9.0% in 2008 to 8.6% in 2009 and to 8.3% in Q1 2010.

•                                    In your response, please also include a reconciliation of the amounts reported on Schedule II in your Form 10-K/A for the fiscal year ended December 31, 2007 filed on November 7, 2008 on the net basis to the amounts now reported on the gross basis.

In our filings prior to our 2009 Form 10-K, we reported our sales returns allowance on a net basis. That is, we estimated the gross profit of the sales to be returned, and the allowance balance represented a reserve for the estimated gross profit impact of the future returns. We are now reporting our sales returns allowance on a gross basis (reflected consistently on a gross basis for all periods in the 2009 Form 10-K), and the allowance balance now represents the estimated gross sales value of those future returns. Simultaneously, we also now correspondingly adjust for the related cost of sales, with offsets to inventory in transit and accounts payable, related to the sales in the gross sales returns allowance. The balance in Inventory in Transit represents the cost of the inventory we estimate to be returned directly to our warehouse. The balance debited to Accounts Payable represents the cost of the inventory we estimate to be returned directly to our fulfillment partners (recorded to Accounts Payable as we have the right of set-off with our fulfillment partners). The table below reconciles the net balance to the gross balance for the year ended December 31, 2007.

•                                               We note your footnote (2) to Schedule II on page F-55 that for comparative purposes, the 2007 beginning balance has been shown on a gross basis.  Please reconcile and explain why the amounts charged to expense and deductions of $68,933 and $61,536, respectively are different from the restated amounts reported in your Form 10-K/A for the year ended December 31, 2007 of $55,553 and $54,140.

While compiling Schedule II for Overstock’s 2009 Form 10-K, we discovered that the amounts originally reported in Form 10-K/A for the year ended December 31, 2007 of $55,553 and $54,140, had not been appropriately updated for the effects of the Q3 2008 Form 10-Q/A restatement (however, the beginning and ending allowance balances were correct), due to an inadvertent clerical error, and to present the sales returns allowance on a gross basis. Accordingly we revised the amounts to the correct balances in the 2009 Form 10-K.

•                                                Your allowance for sales returns has decreased from approximately 5.4% of revenues as of the end of September 30, 2009 to approximately 3.7% of revenues for the quarter ended December 31, 2009.  Please explain the decrease in the sales allowance given your approximate 66% increase in sequential fourth quarter 2009 revenue growth.  Similarly, we note as a percentage of revenue your allowance for sales returns has decreased from approximately 5.7% of revenues as of the end of March 31, 2009 to approximately 2.8% of revenue for the quarter ended March 31, 2010.   Please explain and disclose the decrease in the sales allowance given your approximate 42% increase in year-over-year comparable quarterly revenue growth.

Starting in late 2008 and early 2009, we began working on several initiatives to reduce the amount and cost of returns across multiple categories of our business and for returns that originate from both direct and fulfillment partner sales. Some projects were started at the beginning of 2009, and others were implemented throughout the year. The following is a summary of the projects that we believe had the biggest impact on reducing returns.

30% Unit Return Reduction

The 30% Unit Return Reduction project was started in early 2009 with the goal of reducing the number of returns by 30% in certain categories. Process engineers identified several categories that had higher than average returns and analyzed factors that might be causing the excessive returns. As they identified potential causes, they worked with the appropriate business units (buying, marketing, website design) to rectify the problem. For example, in October 2009, our process engineers found that return rates of rings were abnormally high. They discovered that when a potential customer selected any ring to buy, the website selected by default the smallest size available. If the customer didn’t choose their own size, they were sent the smallest size. By changing the default to “select your size”, the average return rate for rings fell from 4.3% to 3.5% (comparing the periods of January — September 2009 and October 2009 — April 2010). In addition to Jewelry, process engineers worked on reducing the number of returns in Computers & Electronics and Clothing & Shoes during 2009. The average return rate for Computers & Electronics fell from 5.6% to 4.5%, while the average return rate for Clothing & Shoes fell from 16.1% to 15.4% from January — May 2009 and June 2009, when these projects were implemented, through March 2010. These reductions are consistent with the trends shown in Exhibit 1.

New Returns Terms with Suppliers

During the fall of 2009, we completed a project intended to reduce returns that included our entering into a new master supplier agreement with our fulfillment partners which provide financial incentives to reduce return rates. We also worked with the partners to identify ways to reduce returns such as improving product quality, providing better product information and images, and improving the way the products are fulfilled and shipped. Prior to this project, our partners were charged a pro-rated amount for the aggregate amount of their returns (e.g., partners all paid the same general fees for returns). This project identified much more accurately the cost of returns, specifically the return related costs of customer service, freight and handling at our warehouse, and we now more specifically charge those partners who were causing those costs for the related costs, rather than prorating it more generally across all partner returns. By giving our partners a specific financial incentive and ways to improve the quality of their products and improve the way the product is presented, fulfilled and delivered, we have seen partner return rates decline. From January through August 2009, the average return rate for fulfillment partner products was 6.7% of total partner sales. From September 2009, the month the initiative was launched, through April 2010, the average return rate fell 100 basis points to 5.7%. These reductions are consistent with trends shown in Exhibit 1.

We monitored the impact of these initiatives in 2009, particularly during Q4 2009 following the introduction of the new supplier agreement, and determined at the end of 2009 that there was sufficient evidence of a sustained downward trend in returns from these initiatives (versus temporary or seasonal trends) and accordingly reduced our sales returns allowance based upon our analysis of trailing twelve month results. During Q1 2010, we saw a continued but small decrease in returns as a percentage of shopping sales on a TTM basis, compared to Q4 2009.

Additionally, it should be noted that the ending sales return allowance was $24.3 million, $16.2 million, and $11.9 million for December 31, 2007, 2008 and 2009, respectively. The benefit recorded to our statement of operations from the reduction in our sales return allowance for 2008 and 2009 was $1.8 million and $900,000, respectively.

•                                               Please explain to us how you recorded the decrease in sales returns from December 31, 2009 to March 31, 2010.  In this regard, please explain to us how the credit side of the entry was recorded.

Decreases to the gross sales returns allowance are credited to revenues, increases are debited against revenues. Simultaneously, we also correspondingly adjust for the related cost of those sales, with offsets to inventory in transit and accounts payable, for any changes in the gross sales returns allowance. As a result, the net effect on the income statement of any changes in the gross sales returns allowance, is the gross profit impact of the change in the gross sales returns allowance. The net effect on Q1 2010 net income of the $4.5 million decrease in the gross sales returns allowance from the end of Q4 2009 to the end of Q1 2010 was $1.6 million.

•                                                Refer to page 26 to your March 31, 2010 Form 10-Q.  We read your statement, “[t]he allowance for returns was $7.4 million and $11.9 million at March 31, 2010 and December 31, 2009, respectively.  The decrease in the sales returns reserve at March 31, 2010 compared to December 31, 2009 is primarily due to decreased revenues due to seasonality.”  In this regard, your allowance for sales returns, as a percentage of revenues, has been decreasing consistently for the past six quarters.  Please tell us and disclose if there were other known factors or trends which affected the decrease in your allowance for sale returns, other than seasonality.  For example, we noted an 18% decline in revenues from the fourth quarter of fiscal 2009 to the quarter ended March 31, 2010, although your allowance for sales returns decreased by 37.8% for the same comparable period.  Please explain in detail and disclose why the allowance decreased by more than twice as much as the decrease in revenues.  We may have further comment.

We calculate our estimated gross sales returns allowance monthly, based upon the expected percentage of current period sales expected to be returned (for example, 8% of shopping sales from the current month) based upon our historical rate for returns, and the expected time lag over which the returns will occur (for example, 20% of the returns occur in the month of sale, 64% occur in the 1st month following sale, 12% occur in the 2nd month following sale and 4% occur thereafter), based upon historical experience from the same month in earlier periods (as it can vary based upon seasonality).

As we have found that the majority of returns typically occur in the month following original sale, the volume of month 3 sales in the quarter has the greatest impact on the amount of quarter-end sales returns allowance necessary, followed by the volume of sales in month 2, with month 1 sales having a small impact on the quarter-end sales returns allowance (since nearly all returns from month 1 of the quarter will have already occurred by quarter-end).

Accordingly, the pattern of sales within a quarter has a significant impact on the ending sales returns allowance — quarters with increasing sales by month peaking in month 3 of the quarter (typical of Q4 when holiday sales increase sharply just after Thanksgiving for Black Friday and Cyber Monday sales and then increase during the lead up to Christmas), will require a higher sales returns allowance as a percentage of the quarter sales, than a quarter with flat revenues by month (more typical of a Q1).

We have also found that typically returns from sales in November and December take longer to come back than in other periods. This is likely due to the fact that sales in these months are occurring later in the month (near the holidays) than in non holiday periods. As a result, this factor also contributes to a higher sales returns allowance as a percentage of the quarter sales than in other quarters, as a greater percentage of expected returns remain outstanding at quarter-end.

Both these factors explain why our sales returns allowance decreased 37.5% from $11.9 million at the end of Q4 2009 to $7.4 million at the end of Q1 2010 while quarterly revenues declined 18%. When we analyze the monthly revenue trends within each quarter we see that in Q4 2009 we had 23%, 36% and 41% of the quarter’s revenues in months 1, 2, and 3, respectively, compared to 33%, 33%, and 34% for the same months in Q1 2010. Comparing month 3 (the month with the greatest impact on the quarter-end allowance) within each quarter we find that month 3 revenues declined 32% from Q4 2010 to Q1 2009. In addition, as noted above, returns from sales in November and December take longer to come back, than from sales in February and March.

In both Q4 2009 and Q1 2010, we estimated approximately 8% of current period shopping sales are expected to be returned, based upon historical trends. As a result, the decline in the sales returns allowance from Q4 2009 to Q1 2010 was the result of the seasonal decline in revenues, and not other factors.

Credit card chargeback allowance, page F-16

29.                               Please explain the decrease in the credit card chargeback allowance given the increase in revenues.  Further, please provide us a roll forward starting with the beginning balance of the allowance as of January 31, 2007 showing amounts charged to expense and deductions for actual chargebacks, ending with the allowance balance at March 31, 2010.

We maintain a separate allowance for credit card fraud chargebacks (other returns related chargebacks are included in the sales returns allowance) based on current period revenues and historical chargeback experience.

Our actual fraud chargebacks have significantly decreased from 2008 to present. For example, actual fraud chargebacks received in 2008 and 2009 were $2.1 million and $1.0 million, representing 0.26%, and 0.12%, of revenues for those periods, respectively. As a result, our allowance for chargebacks has decreased, despite the increase in revenues.

We believe the decrease in chargebacks (and related allowance) is from the strong focus on preventing and reducing fraud losses we have developed:

•                  Maintaining and growing a loss prevention department of dedicated full time staff that continuously screens orders preemptively for potential fraud

•                  Implementing automated third party specialty fraud screening technology that allows us to apply over 300 rules to orders to detect potential fraud

•                  Analyzing fraud losses and continuously refining our procedures and fraud rules to adapt to the latest fraud trends to prevent future similar losses

•                  Working with other internet retailers to compare fraud experiences, and learn from each other

•                  Working with law enforcement to report fraud, recover property, and to compare fraud experiences

•                  Attending fraud conferences and training to learn the latest fraud trends and techniques to combat it

Please see Exhibit 2 — Credit Card Chargebacks and Allowance for the requested quarterly data.

In Exhibit 2, we present both actual fraud chargebacks incurred by quarter (as the chargeback occurred) as well as our estimated fraud chargeback expense (after allowance accrual adjustments) recorded by quarter.

We also included our ending allowance amount for each quarter. Please note that as chargebacks typically come back largely by the end of the first to second month following sale, the quarter-end allowance balance is not representative of a full quarter’s chargebacks.

Additionally, it should be noted that the ending allowance balance was $582,000, $365,000, and $139,000 as of December 31, 2007, 2008, and 2009 respectively.  Accordingly, the overall impact on our statement of operations from a reduction in our credit card chargeback allowance was a benefit of $217,000, and $226,000 for the years ended December 31, 2008 and 2009 respectively.

Note 16.  Commitments and Contingencies, page F-35

30.                               FASB ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made.  We note that in instances where an accrual may have been recorded because all of the criteria is FASB ASC 450-20-25-2 appear to have been met, you have not disclosed the amount of the accrual, nor have you provided disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter.  Please revise to include all of disclosures required by paragraphs 3-5 of FASB ASC 450-20-50.  In this regard, we do not believe that your general disclosure indicating that you have certain contingencies which are reasonably possible, with exposures to loss which are in excess of the amount accrued satisfies the criteria in FASB ASC 450.  For example, we note you received a collective proposal to resolve a dispute by your payment of $7.5 million.

Your disclosure does not indicate if you believe a loss is probable and have accrued any amounts or if a loss is reasonably possible.  Please tell us the amounts accrued for the “certain contingencies” with exposures to loss in excess of the amount accrued.  Further, please explain why you believe disclosure of the amount of accrual is not required for each particular matter where an estimate of the loss or range of loss can be made.  Also, please tell us the date you received the proposal to resolve the dispute for payment in the amount of $7.5 million.

We note the Staff’s comment. We believe that our disclosures regarding legal matters to which the Company is exposed comply with paragraphs 3-5 of FASB ASC 450-20-50 and appropriately disclose the nature of both (i) the significant matters where an estimated liability has been recorded and (ii) significant matters where an estimated liability has not been recorded but it is reasonably possible that a loss may have been incurred.

FASB ASC 450-20-50-1 states that “disclosure of the nature of an accrual…and in some circumstances the amount accrued, may be necessary for the financial statements not to be misleading.”  We believe our disclosures accurately describe the financial condition of the Company as well as all material risks and contingencies.  In aggregate, we have accrued an amount stated in Exhibit 3 to this letter in accordance with the criteria in FASB ASC 450-20-25-2 for legal matters that are both probable and estimable.  As such, we do not believe that it is necessary to disclose specific amounts accrued for each particular litigation matter for our financial statements not to be misleading because of the magnitude of the aggregate amount accrued.

For matters where a loss has been recorded, but exposure exists in excess of the amount accrued, as well as for matters where an accrual may not have been recorded because all of the criteria in FASB ASC 450-20-25-2 have not been met, we are unable to estimate the potential loss or range of potential losses with any reasonable certainty.  If we become able to estimate a loss amount or range of loss amounts for matters in this category and amounts are determined to be material, we will disclose these amounts in future filings.

In further response to the Staff’s comment, with respect to the dispute with the Office of the District Attorney of Marin County, California (California District Attorney matter), we received the proposal from the district attorney to resolve the dispute for payment in the amount of $7.5 million on March 24, 2010 which we disclosed.  Although we do not intend to settle for that amount, we have concluded with respect to this dispute that a loss is probable and estimable and have accrued an amount for this matter.  However, given that the amount accrued for this matter is not considered material we do not believe that disclosure of the amount related specifically to this dispute is necessary for our financial statements not to be misleading.

In further response to the Staff’s comment, in future filings we propose to disclose with respect to each particular litigation matter where there is a potential loss in excess of the amount accrued that is reasonably possible we will state such on a case by case basis.

Definitive Proxy Statement on Schedule 14A

General

Board Leadership Structure, page 16

31.                               You state that you sometimes separated the roles of Chairman and Chief Executive Officer.  Please provide some examples of times you separated these roles, why you decided to do so and discuss any procedures you have for deciding when to separate these positions.

In response to the Staff’s comment, we advise you that we previously separated the roles of Chairman and Chief Executive officer from October 2005 to July 2006, when John J. Byrne served as Chairman, and Patrick M. Byrne served as Chief Executive Officer.  This separation is disclosed in the directors’ biographical information on page 19 of the proxy statement.  (“John J. Byrne has previously served as a Director of Overstock from October 1999 to October 2002 and from April 2004 to July 2006, and as Chairman of the Board from October 2005 to July 2006.”)  We separated the roles at the time because we believed that having John J. Byrne serve as our Chairman would be valuable to the Company.  We do not have any procedures for deciding when to separate these positions.

In further response to the Staff’s comment, we propose to include the substance of the foregoing (as it may be updated for future events) in our discussion of Board Leadership Structure in our future proxy statement disclosures.

Information Regarding Director Nominees and Other Directors, page 18

32.                               For each director or person nominated or chosen to become a director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.  In this regard, we note that you made general statements of attributes that certain directors may bring to your board of directors, but you do not state if these factors were why the director should serve as a director.  Please revise this section to make clear the specific experience, qualifications, attributes or skills that led you to conclude that the person should serve as a director in light of your business and structure.  Please refer to Item 401(e) of Regulation S-K and, for guidance, please see the Division of Corporation Finance’s Compliance Disclosure and Interpretations Question 116.05 under the section entitled “Regulation S-K” (March 12, 2010).

In response to the Staff’s comment, we note that in response to Item 401(e) of Regulation S-K, our disclosure on page 18 of the proxy statement leading into the director biographical information states that “The specific experience, qualifications, attributes or skills that led the independent members of the Board to the conclusion that each of the following individuals should serve as a director for the Company are included in the descriptions below.”  We further note that each of the directors’ biographical descriptions then specifically identifies the experience of the relevant director that is of substantial importance to us.  For example, the biographical description for Clay Corbus states on page 19 of the proxy statement that “As a result of his work for WR Hambrecht+Co. and for Donaldson, Lufkin and Jenrette, Mr. Corbus has substantial experience in finance as well as management and strategic business planning, including experience analyzing and evaluating corporate business plans, capital structures and needs, and debt, equity and hybrid financing alternatives. As a result of his work for Clean

Energy Fuels Corp, Mr. Corbus also has substantial direct experience in strategic planning. All of these areas are of substantial importance to us.”  We believe that these specific disclosures of each director’s individual attributes comply with Item 401(e) and Question 116.05 of the Division of Corporation Finance’s Compliance Disclosure and Interpretations, which states that “the disclosure of each director or nominee’s experience, qualifications, attributes or skills must be provided on an individual basis.”

In further response to the Staff’s comment, we propose in future proxy statement disclosures to rephrase the disclosures to state “The specific experience, qualifications, attributes or skills that led the Board to conclude that [Mr.] [Ms.]                  should serve as a director in light of our business and structure were [list attributes].”

Compensation Discussion and Analysis, page 21

33.                               We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

In response to the Staff’s comment, we advise you that in preparing the proxy statement we reviewed Item 402(s) of Regulation S-K and analyzed our compensation policies and practices for all employees in order to identify any policies or practices that are reasonably likely to create risks that may have a material effect on us.  We reviewed our compensation policies and practices in light of Item 402(s), and reviewed our analysis with (a) our President, our General Counsel, and our Senior Vice President, Supply Chain and Human Capital Management (our senior human resources officer), and (b) with our Board.  We concluded that we have no compensation policies and practices that would be reasonably likely to create risks that may have a material effect on us.

Role of Compensation Consultant, page 23

34.                               Please state if your compensation committee directly engaged your compensation consultant. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

In response to the Staff’s comment, we advise you that in response to Item 407(e)(3)(iii) of Regulation S-K, we disclosed on page 23 of the proxy statement that “Our engagement of SCP and coordination of its work for us were supervised by the Company’s Senior Vice President, Supply Chain and Human Capital Management, and the Company’s Senior Vice President, Finance and Risk Management.”

In further response to your comment, we propose in future proxy statement disclosures to add (if applicable) a sentence stating “The Compensation Committee did not engage the compensation consultant.”

Base Salary, page 24

35.                               We note that Mr. Johnson’s salary was increased from $200,000 to $225,000 due to a promotion.  Please indicate why you then increased his salary to $250,000.

In response to the Staff’s comment, we advise you that Mr. Johnson’s salary was increased from $225,000 to $250,000 because the Compensation Committee desired to recognize Mr. Johnson for his performance during his first half-year as President of the Company.

In further response to the Staff’s comment, we propose to add the foregoing disclosure in our future proxy statement disclosures.

2009 Bonus Pool, page 24

36.                               We note that the 2009 bonus amounts were based, in part, on the Compensation Committee’s subjective view of the Named Executive Officers performance during the year.  Please describe the elements of individual performance and/or contribution that the Compensation Committee considered when it determined the bonus amounts for each Named Executive Officer.

In response to the Staff’s comment, we advise you that the determination of the bonus payments to the Named Executive Officers for 2009 were based almost entirely on the bonus pool structure described on page 24 of the proxy statement.  The bonus pool was allocated among approximately 1,200 employees, including the Named Executive Officers other than Patrick Byrne, based on titles and functions within the Company.  The Company had seven senior vice presidents at the time, and each of the seven senior vice presidents (four of whom are included among the Named Executive Officers) received a bonus of $180,000 from the annual bonus pool.  The additional amounts shown in the bonus column of the Summary Compensation Table for three of the senior vice presidents were immaterial additional amounts for (a) Ms. Simon ($1,000 related to an award for submitting an idea that resulted in a patent application by the Company); (b) Mr. Peterson ($3,000 related to an award for submitting an idea that resulted in a patent application by the Company); and (c) a $30,000 signing bonus to Mr. Chesnut, which is discussed at the top of page 25 of the proxy statement.  Our president, who was the only employee to receive a larger bonus, received $225,000.  To the extent that the allocations to Named Executive Officers were subjective, they were subjective only in the sense that the Compensation Committee believed that the more senior officers should be paid larger bonuses than more junior employees, based on the contributions made by each of them to the leadership of the Company.

In further response to the Staff’s comment, we propose to add disclosure of the foregoing (modified to reflect any future changes) in our future proxy statement disclosures.

37.                               Please discuss why the Compensation Committee modified the 2009 bonus pool from 30% of the improvement in contribution achieved in 2009 over 2008 to 25%.

In response to the Staff’s comment, we advise you that the reason the Compensation Committee modified the 2009 bonus pool from 30% of the improvement in contribution achieved in 2009 over 2008 to 25% was that the Committee had concurrently modified the definition of contribution to exclude capital structure expenses (see Table 1 shown below).

When the Compensation Committee modified the definition of contribution to exclude capital structure expenses (such as a gain from the early retirement of long-term debt or interest expense), part of the effect would have been to increase “contribution” for 2009 from approximately $26 million to approximately $29 million. However the Compensation Committee did not intend for the definitional change to increase the anticipated bonus pool. Consequently, the Compensation Committee concurrently decreased the percentage from 30% to 25%, in an effort to avoid a change to the bonus pool as a result of the definitional change as shown in Table 1 below.

Table 1

We note that we disclosed this in the discussion of the modification on page 24 of the proxy statement as follows:  “The Compensation Committee subsequently modified the objective to be equal to 25% of the improvement in contribution (contribution definition was modified from the original definition to exclude capital structure expenses).”

In further response to the Staff’s comment, we propose in future proxy statement disclosures to add the clarification underlined below:

“The Compensation Committee subsequently modified the objective to be equal to 25% of the improvement in contribution (contribution definition was modified from the original definition to exclude capital structure expenses) so as to avoid an unintended increase in the amount of the bonus pool.”

Executive Compensation Action Taken After Year-End, page 27

38.                               We note that in 2010 your Compensation Committee increased the salaries of your named executive officers, except for your Chief Executive Officer’s salary.  Please discuss the reason(s) the Compensation Committee elected to increase the salaries of your named executive officers and why in the amounts selected.

In response to the Staff’s comment, we advise you that the material reasons for the increases in the 2010 salaries were to recognize and reward the Named Executive Officers for the positive developments in the Company’s business, and to increase cash compensation to a level the Compensation Committee considered close to market levels. However, we note that the disclosures under the caption “Executive Compensation Action Taken After Year-End” on page

27 of the proxy statement were intended to comply with Instruction 2 to Item 402(b) of Regulation S-K, but were not intended to provide the analysis required by Item 402 with respect to 2009 compensation.

Instruction 2 to Item 402(b) states:

“The Compensation Discussion and Analysis should be of the information contained in the tables and otherwise disclosed pursuant to this Item. The Compensation Discussion and Analysis should also cover actions regarding executive compensation that were taken after the registrant’s last fiscal year’s end. Actions that should be addressed might include, as examples only, the adoption or implementation of new or modified programs and policies or specific decisions that were made or steps that were taken that could affect a fair understanding of the named executive officer’s compensation for the last fiscal year. Moreover, in some situations it may be necessary to discuss prior years in order to give context to the disclosure provided.”

We respectfully submit that the disclosures required by Item 402 relate to compensation for the most recently-completed fiscal year, and that Instruction 2 requires discussion of actions taken after year end only to the extent that they “could affect a fair understanding of the named executive officer’s compensation for the last fiscal year.”  We do not believe that the establishment of the 2010 salaries has any bearing on an investor’s understanding of the compensation we paid to the Named Executive Officers for 2009.  We will disclose in future proxy statement disclosures actions taken regarding executive compensation after our last completed fiscal year end that could materially affect a fair understanding of our named executive officers’ compensation for the last fiscal year, as required by Instruction 2 to Item 402(b).  In addition, we will continue to provide disclosure of actions taken after year end as we did in the proxy statement.

39.                               We note that you disclosed the amount that each named executive officer would be expected to receive if the actual amount of the executive bonus pool is equal to the Total Target Amount.  Please discuss how you determine these amounts and how you will determine the actual bonus amounts each named executive officer will receive.

In response to the Staff’s comment, we note that although we do not think that information regarding the potential bonuses that may be paid for 2010 could materially affect a fair understanding of our named executive officers’ compensation for the last fiscal year, our disclosure on page 27 of the proxy statement includes, among others, the following disclosures:

“Approximately 15 executives, including the Named Executive Officers, are expected to be eligible to participate in any bonuses ultimately paid under the 2010 Bonus Plan. The target amount of the total executive bonus pool, which would be reached if the Measurement Amount (as described below) equals the amount targeted in the Company’s 2010 plan, is approximately $1.4 million (the “Total Target Amount”)….  The amounts payable to each of the Named Executive Officers is not determinable at present; however, if the actual amount of the executive bonus pool is equal to the Total Target Amount, the Named Executive Officers would be expected to receive the following amounts: Mr. Byrne: $0 (because he has declined to participate in the bonus plan); Mr. Johnson: $150,000; Mr. Chesnut: $100,000; Ms. Simon: $100,000; and Mr. Peterson: $100,000; subject, in each case, to adjustment by the Compensation Committee.”

We advise you that we estimated those amounts based on estimates of the percentages each of the Named Executive Officers might receive of the assumed $1.4 million Total Target Amount, which, as disclosed, would be expected to be divided up among approximately 15 executives. The percentages and amounts (all of which are assumptions only) were established by determining the aggregate cash compensation the Compensation Committee thought would be appropriate for the Named Executive Officers if the Company were to achieve its 2010 plan objectives (in which case the Measurement Amount described in the proxy statement would be approximately $1.4 million). We further advise you that the pool target and the amounts the Named Executive Officers might be expected to receive if the Company were to achieve its 2010 plan objectives were determined in an effort to cause the total cash compensation of the Named Executive Officers in 2010 closer to market compensation than it has historically been.

In further response to the Staff’s comment, we propose to include in future proxy statement disclosures (to the extent we have a similar compensation disclosure at the time) a disclosure stating:

“These amounts were estimated based on assumptions that the Named Executive Officers would each receive the following percentages of any such executive bonus pool:

NEO 1%
NEO 2%
NEO 3%
NEO 4%
NEO 5%

These percentages are estimates only.  Neither these percentages nor the actual amount, if any, of any bonus pool has been or can be determined at present.”

In addition we propose to discuss the 2010 bonus payments, if any, in the proxy statement discussion of 2010 compensation, and to include disclosure of the Compensation Committee’s intention to establish the pool target and the amounts the Named Executive Officers might be expected to receive if the Company were to achieve its 2010 plan objectives in an effort to cause the total cash compensation of the Named Executive officers in 2010 to be closer to market compensation than it has historically been.

Compensation for Directors, page 32

40.                               Please discuss how you determine the amount of restricted stock units that directors receive.

In response to your comment, we advise you that the Board’s determination of the amount of restricted stock units that independent directors receive has two components.  The first is the amount of time and effort the directors are required to devote to the Company’s business.  In evaluating this, the Board takes into account the fact that the three independent members of the Board are also the sole members of both the audit and compensation committees, and takes into account the time and effort the directors devote to their committee responsibilities. The second component is the Board’s perception of the approximate value of the grant of the restricted stock units, based on the recent and historical market values of the underlying common stock, and considering the restricted nature of the grants.  The Board attempts to establish the annual grant at a level that, together with the quarterly cash compensation paid to the independent directors, provides fair compensation to the independent directors for their services to the Company.  On an annual basis, the Company’s Chairman and Chief Executive Officer makes a recommendation to the independent directors regarding the restricted stock unit grants, and the Board members discuss the proposal.  Neither the Board nor the Company has retained any consultant or other advisor to make recommendations or otherwise be involved in decisions regarding the compensation of the independent directors.

In further response to the Staff’s comment, we propose to add substantially the foregoing text (modified to reflect any future changes) in our future proxy statement disclosures.

Directors Compensation Table, page 33

41.                               In a footnote to the Director Compensation Table, please discuss how you determined the amount payable to James V. Joyce after his resignation from the board of directors.

In response to the Staff’s comment, we note that existing footnote (3) to the Director Compensation Table includes a cross reference to the discussion of the payment to Mr.Joyce contained in “Other Information - Certain Relationships and Related Transactions” as follows:

“(3)  Mr. Joyce resigned as of April 1, 2009 and has forfeited all unvested restricted stock units awards and stock options. See ‘Other Information—Certain Relationships and Related Transactions.’”

The discussion contained in “Other Information - Certain Relationships and Related Transactions” on page 39 of the proxy statement is as follows:

“James V. Joyce, who served on our Board of Directors from February 2008 through April 1, 2009, also has served as a consultant to us, through Icent LLC, a management consulting company of which Mr. Joyce served as chief executive officer, for several years. We paid Icent LLC $90,000 for consulting services in 2009. On January 13, 2009 we granted 10,000 restricted stock units to Mr. Joyce, at which date the market price of the common stock was $9.89. The restricted stock units were to vest over a three-year period commencing on the date of grant at the rate of 25% at the end of year one, 25% at the end of year two, and 50% at the end of year three. On April 1, 2009, we terminated our consulting arrangement with Icent LLC, and Mr. Joyce resigned from the Board. Consequently, Mr. Joyce forfeited the unvested portion of the restricted stock units previously granted to him. In connection with the termination of the Icent LLC consulting arrangement, the Company agreed to pay Mr. Joyce $1,250,000, which is shown in the Director Compensation Table. After April 1, 2009, we have had no ongoing relationship with Icent or Mr. Joyce.”

We determined to pay Mr. Joyce the $1,250,000 as described because we considered that a fair payment for the results he had achieved for the Company.  The payment was unrelated to his service as a director, but because Mr. Joyce also served as a director, we disclosed the payment as a related party transaction, and cross-referenced it in the Director Compensation Table.  We believe this to be the clearest way to provide the information to investors, as the payment to him was not related to his service as a director.

Other Information, page 39

Certain Relationships and Related Transactions, page 39

42.                               Please revise your disclosure to describe your policies and procedures for review, approval, or ratification of related party transactions.  See Item 404(b)of Regulation S-K.

In response to the Staff’s comment, we note that, pursuant to Item 404(b) of Regulation S-K, we described our policies and procedures for the review, approval or ratification of related party transactions beginning on page 17 of the proxy statement:

“Policies and Procedures Regarding Related Party Transactions

The Board has established a written policy and procedures for the review, approval or ratification of related party transactions. Under the Board’s policy, any related party transaction that would be required to be disclosed pursuant to Item 404 of Regulation S-K is subject to the prior approval of the Audit Committee unless prior approval is not feasible, in which case the transaction is required to be considered at the Audit Committee’s next meeting and, if the Audit Committee determines it to be appropriate, may be ratified at that meeting. In determining whether to approve or ratify a related party transaction, the Audit Committee takes into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable to us than terms generally available from an unrelated person under the same or similar circumstances, and the extent of the related person’s interest in the transaction. No member of the Audit Committee may participate in any approval or ratification of a related party transaction in which such member is a related person, other than to provide all material information regarding the transaction, including information regarding the extent of the member’s interest in the transaction, to the Audit Committee. If a related party transaction will be ongoing, the Audit Committee may establish guidelines or other parameters or conditions relating to our participation in the transaction. The Audit Committee may from time to time pre-approve types or categories of transactions by related persons.”

In further response to the Staff’s comment, in future proxy statement disclosures we propose to include a cross reference in “Certain Relationships and Related Transactions” to our discussion under “Policies and Procedures Regarding Related Party Transactions”.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Item 4. Controls and Procedures, page 38

Changes in Internal Control Over Financial Reporting, page 39

43.                               We note that you took several actions during your first fiscal quarter to remedy the material weaknesses in your internal controls over financial reporting.  In light of these changes, please tell us how your management determined that these changes did not materially affect or were not reasonably likely to materially affect your internal controls over financial reporting for the fiscal quarter ended March 31, 2010.

In response to the Staff’s comment, we advise you that the changes we enacted to remediate our material weaknesses in internal control over financial reporting did not materially affect our internal control over financial reporting for the fiscal quarter ended March 31, 2010, and were not reasonably likely to materially affect our internal controls over financial reporting, because of the implementation status of the changes.  Such changes were in progress at March 31, and had not been completed at that date and accordingly did not materially affect our internal control over financial reporting for the fiscal quarter ended March 31, 2010 and were not reasonably likely to materially affect our internal control over financial reporting.

At your request, the Company acknowledges that:

1.               The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

2.               Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.               The Company may not assert the Staff’s action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned at (801) 947-3242

Very truly yours,

Stephen J. Chesnut

Senior Vice President, Finance and Risk Management

Overstock.com, Inc.

Exhibit 1

See Note 1

Confidential Treatment Requested

By Overstock.com, Inc.

Identifying Number OSTK-1

Exhibit 2

See Note 2

Confidential Treatment Requested

By Overstock.com, Inc.

Identifying Number OSTK-2

Exhibit 3

See Note 3

Confidential Treatment Requested

By Overstock.com, Inc.

Identifying Number OSTK-3

Schedule of Redacted Information

Note 1                    Rule 83 confidential treatment request made by Overstock.com, Inc.; request number 1

Note 2                    Rule 83 confidential treatment request made by Overstock.com, Inc.; request number 2

Note 3                    Rule 83 confidential treatment request made by Overstock.com, Inc.; request number 3